

May 20, 2009

Room 7010

Leada Tak Tai Li
Chief Financial Officer
China Precision Steel, Inc.
18th Floor, Teda Building
87 Wing Lok Street, Sheungwan, Hong Kong,
People's Republic of China

> **Re:** **China Precision Steel, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2008**
> **File No. 000-23039**

Dear Mr. Li:

We have reviewed your response dated May 13, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Annual Report on Form 10-K, Filed September 15, 2008

Critical Accounting Policies, page F-37

1.   We note your response to prior comment 2, the proposed disclosure that you plan to include in future filings and your interim impairment test as of March 31, 2009. With regards to your accounting policy for intangibles and other long lived assets, your disclosure does not specifically disclose how you determined fair value, the specific assumptions used or provide a sensitivity analysis of those assumptions. After reviewing your impairment analysis, we note that your fair value calculation is based on average tons sold, selling price per ton, gross margin percentages, and other cash inflows and outflows, all of which change at different rates in forecasted cash flows. Pleas revise your disclosure to discuss these assumptions, the reasons for the changes in these assumptions (e.g. why average tons sold is assumed to increase at a higher rate in 2011 versus later years) and analyze each estimate for their specific sensitivity to change.

Leada Tak Tai Li
China Precision Inc.
May 20, 2009
Page 2

Note 3. Summary of Significant Accounting Policies
Advances to Suppliers, page F-9

2. We note your response to prior comment 3 that clarifies your 2007 provision for advances to suppliers was $2.3 million which is consistent with the amount included in your note 5 on page F-13. However, your response to prior comment 12, in your letter dated April 16, 2009, provided a breakdown of the $3.8 million provision for bad debt that includes $0.3 million related to allowance for doubtful accounts. Your most recent letter confirms that $2.3 million relates to the allowance for advances to suppliers. Please tell us what the remaining $1.2 million in the bad debt provision relates to.

3. With regards to your accounts receivable and advances to suppliers accounts, supplementally tell us your standard payment terms for your accounts receivables (i.e. 30 days, 60 days), provide us with an aging of both your accounts receivable and advances to supplier accounts at March 31, 2009 and 2008 and revise, future filings, to disclose the activity in both allowance accounts at each balance sheet date, in accordance with Rule 8-03(b)(2) of Regulation S-X.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854, Al Pavot at (202) 551-3738 or me at (202) 551-3355. You may direct questions on other comments and disclosure issues to Dieter King, at (202) 551- 3338 or Brigitte Lippmann at (202) 551-3713.

Sincerely,

Terence O'Brien
Accounting Branch Chief

cc: Scott Kline, Esq. (Via Facsimile 415-983-1200)